UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 11-K

 ____________

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 001-37884

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VALVOLINE 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VALVOLINE INC.
100 Valvoline Way
Lexington, Kentucky 40509

Valvoline 401(k) Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Valvoline Retirement Committee
and Participants of the Valvoline 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Valvoline 401(k) Plan (the Plan) as of December 31, 2020 and 2019 and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits of the Plan for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in Schedule H, line 4i, - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2017.
Lexington, Kentucky
June 25, 2021

Valvoline 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
(in thousands)	2020	2019
Assets
Investments, at fair value	$436,866	$390,944
Receivables:
Participant contributions	258	607
Employer contributions	248	511
Notes receivable from participants	4,747	5,313
Securities receivable	788	201
Total assets	442,907	397,576

Liabilities
Securities payable	289	23
Total liabilities	289	23

Net assets available for benefits	$442,618	$397,553

See accompanying notes to financial statements.

Valvoline 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

(in thousands)	Year ended December 31, 2020
Additions to net assets attributed to:
Contributions:
Participants	$17,086
Employer	15,849
Rollover	1,780
Total contributions	34,715
Investment income:
Interest and dividend income	1,527
Net appreciation in fair value of investments	51,509
Total investment income	53,036
Interest income on notes receivable from participants	261

Total additions	88,012

Deductions from net assets attributed to:
Benefits paid to participants	(39,720)
Administrative expenses	(722)
Total deductions	(40,442)

Transfers to U.S. qualified pension plans	(2,505)

Increase in net assets	45,065

Net assets available for benefits
Beginning of year	397,553
End of year	$442,618

See accompanying notes to financial statements.

Valvoline 401(k) Plan
Notes to Financial Statements

NOTE 1 – DESCRIPTION OF THE PLAN

General

The Valvoline 401(k) Plan (the “Plan”) is a contributory, defined contribution plan established on January 1, 2017 available to substantially all U.S. employees of Valvoline LLC (“Valvoline” or the “Company”). Employees in designated eligible groups may immediately enroll in the Plan, regardless of the amount of Company service. The Plan is designed to qualify under sections 401(a), 401(k), and 401(m) of the Internal Revenue Code of 1986, as amended (“IRC”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Certain participants are given the option to transfer amounts from the Plan to the Company’s U.S. qualified pension plans once they meet retirement age. These transfers are presented in Transfers to U.S. qualified pension plans within the Statement of Changes in Net Assets Available for Benefits.

Contributions and funding

All eligible employees of the Company may defer a portion of their eligible compensation by making contributions to the Plan. Participants may elect to contribute up to sixty-five percent of their eligible compensation, up to certain IRC limits. Annual contributions per participant for 2020 were limited to $19,500.

After meeting a one-year minimum service requirement, certain hourly employees are entitled to employer matching contributions equal to 100% of their employee contributions, up to a maximum of five percent of eligible compensation. All other participants receive employer matching contributions equal to 100% of their employee contributions, up to a maximum of four percent of eligible compensation as soon as administratively feasible after their date of hire. In addition, Valvoline contributes another four percent of eligible compensation as a basic retirement contribution to certain eligible employees.

The Plan also allows eligible employees, aged 50 and older to elect to make additional catch-up contributions, subject to IRC limits. Catch-up contribution amounts are not eligible for employer matching contributions. The annual limit on catch-up contributions was $6,500 in 2020.

Participants may direct their contributions, as well as employer matching contributions and basic retirement contributions (collectively, "employer contributions"), among various investment options, including market index funds, collective trusts, a Company stock fund, money market funds, and self-directed brokerage accounts.

Vesting

Participants are immediately fully vested in employee and employer contributions plus actual earnings on these contributions, and upon termination of employment, participants are entitled to full distributions of these amounts.

Participant accounts

Employee and employer contributions are credited to the participant’s account. Investment fund returns are allocated to participant accounts based on the participant’s account balance and the earnings or losses generated by the fund during the period it was owned by the participant. A participant is entitled to the participant’s account balance including allocated returns.

Employee Stock Ownership Plan

Under the terms of the Plan, the Valvoline Common Stock Fund is an employee stock ownership plan in accordance with IRC Section 4975(e)(7). Participants have the option to receive dividends on their shares of stock held in the Valvoline Common Stock Fund distributed in cash or reinvested within the Valvoline Common Stock Fund.

Notes receivable from participants

For periods prior to January 1, 2018, participants were permitted to hold up to two loans at any one time (only one loan may be held effective January 1, 2018). Participants may borrow up to a maximum of $50,000 or 50% of their account balance, whichever is less, reduced by the difference between the highest outstanding loan balance during the twelve months prior to the loan origination and the actual balance on the date of the loan origination. Participant loans are collateralized by the balance in the participant’s account and bear a monthly fixed interest rate based on the prime rate in effect on the last business day of the month prior to loan origination plus 1%. Annual interest rates on notes receivable outstanding as of December 31, 2020 range from 3.25% to 9.25%. The term of the loans may be up to five years; however, participants may make early payments, and there are certain loans which were transferred into the Plan under the terms of other benefit plans that continue to be repaid according to the terms of those original loans.

A loan origination fee and annual maintenance fees are deducted from the participant’s account. Principal and interest are paid ratably over the term of the loan and are allocated to the investment funds elected for current contributions. The notes receivable balance represents the unpaid principal balance plus accrued but unpaid interest.

Withdrawals and payments of benefits

There are certain restrictions on a participant’s right to withdraw contributions and any returns thereon while actively employed by Valvoline based on the source and use of the funds and the participant’s age. Participants may withdraw their account balances upon reaching the age of 59½ or upon termination of employment.
Upon termination of employment, a participant will receive a lump-sum distribution equal to the value of the participant's account if it is equal to or less than $1,000 (unless the participant chooses a direct rollover within 30 days). A terminated participant with an account value of more than $1,000 may elect to receive a direct rollover to another tax-qualified plan or individual retirement account, a lump-sum payment, periodic installment payments, or the participant may leave the benefits within the Plan until the participant reaches the Plan’s retirement age. Upon the death of a participant, the participant’s beneficiary shall be eligible to receive a distribution of the participant’s account.

Coronavirus Aid, Relief, and Economic Security ("CARES") Act

On March 27, 2020, the U.S. federal government enacted the CARES Act, which contained several provisions that temporarily impacted 401(k) plans, including enhanced hardship withdrawal, loan and payment terms. Plan management implemented provisions which permitted plan participants to defer loan payments until January 1, 2021 and make qualifying hardship withdrawals up to $100,000 through December 31, 2020.

Plan termination

The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time, subject to the provisions set forth in ERISA.

Risks and uncertainties

The Plan provides for various investment options in securities. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the values of investment securities, participants’ account balances and the amounts reported in the financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment valuation and income recognition

The Plan’s investments are stated at fair value as disclosed in Note 3. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents net appreciation or depreciation in the fair value of investments within the Statement of Changes in Net Assets Available for Benefits, which consists of the realized and unrealized gains and losses on investments purchased, sold and held during the year.

Payment of benefits

Distributions of benefits are recorded when paid.

Rollover contributions

Participants may elect to rollover balances from other tax-qualified retirement plans into the Plan, which are included in the Rollover caption within contributions in the Statement of Changes in Net Assets Available for Benefits.

Administrative expenses

The costs and expenses of administering the Plan are shared by Valvoline and Plan participants, except loan origination and periodic account maintenance fees, which are paid by participants. Investment management fees are paid to the investment managers from their respective funds.

NOTE 3 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. As part of the framework for measuring fair value, the accounting guidance provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument’s fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 – Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investments that are measured at fair value as of December 31:

	2020		2019
	Level 1	Total	Level 1	Total
Valvoline Common Stock Fund
Money market fund	$477,835	$477,835	$612,094	$612,094
Valvoline Inc. common stock	58,240,210	58,240,210	60,650,805	60,650,805
Self-directed brokerage accounts	35,841,250	35,841,250	29,147,588	29,147,588
Total assets in the fair value hierarchy	94,559,295	94,559,295	90,410,487	90,410,487
Collective trust funds (a)	—	342,306,403	—	300,533,828
Investments, at fair value	$94,559,295	$436,865,698	$90,410,487	$390,944,315

(a)Collective trust funds that are measured at fair value using the net asset value (“NAV”) per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented as investments in the Statements of Net Assets Available for Benefits.

The following is a description of the valuation methodologies used for investments measured at fair value:

Valvoline Common Stock Fund

Certain assets of the Plan are invested in employer common stock through a unitized stock fund, which includes common stock of Valvoline Inc. and investments in a money market fund for liquidity purposes. Valvoline Inc. common stock is valued at the closing quoted market price of the underlying shares held by the Plan reported on the active market in which the securities are traded. Money market funds trade in an active market and are valued using quoted market prices.

Self-directed brokerage accounts

Self-directed brokerage accounts allow participants to invest in a broad range of securities, including common stock and mutual funds, and are valued using quoted market prices of the underlying investments in active markets. These accounts may also include uninvested cash recorded at carrying value, which approximates fair value.

Collective trust funds

Collective trust funds represent investments held in pooled funds that are valued based on the NAV provided by the funds as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund, less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust funds, a twelve month notice period for $23,415,018 invested in the PIMCO Stable Value Fund would be required. There were no other significant redemption restrictions or unfunded commitments on these investments as of December 31, 2020.

NOTE 4 – TRANSACTIONS WITH PARTIES-IN-INTEREST

Related party transactions during the year included investments in Valvoline Inc. common stock and loans made to participants presented in Notes receivable from participants on the Statement of Net Assets Available for Benefits. The Plan held 2,516,863 and 2,832,826 shares of Valvoline Inc. common stock as of December 31, 2020 and 2019, respectively, which had a fair value of $58,240,210 and $60,650,805, respectively. During 2020, the Plan received cash dividends on Valvoline Inc. common stock of $1,239,542.

Certain investments of the Plan were held in investment funds managed by Fidelity Management Trust Company (“Fidelity”), who also acts as the trustee and recordkeeper of the Plan. Fees of $367,984 were paid by the Plan to Fidelity in 2020 for investment management.

Certain investments of the Plan were held in investment funds managed by Aon Investments USA, Inc. ("Aon"), who acts as the investment advisor to the Plan. Fees of $357,452 were paid by the Plan to Aon for investment advice in 2020.

The Company also provides certain administrative and accounting services to the Plan for which it is not compensated.

None of these related party transactions are prohibited transactions as defined under ERISA.

NOTE 5 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2020	2019
Net assets available for benefits per financial statements	$442,618,575	$397,553,385
Less certain deemed distributions of participant loans	(393,287)	(359,566)
Net assets available for benefits per Form 5500	$442,225,288	$397,193,819

The following is a reconciliation of the net asset appreciation per the financial statements to the Form 5500 for the year ended December 31, 2020:

Increase in net assets per the financial statements	$45,065,190
Less certain deemed distributions of participant loans and related interest	(33,721)
Total increase in net assets per Form 5500	$45,031,469

NOTE 6 – TAX STATUS OF THE PLAN

The Plan received a favorable tax determination letter from the Internal Revenue Service ("IRS") dated August 1, 2018, which states that the Plan is qualified under IRC Section 401(a), and therefore, the related trust is exempt from federal income taxes. Although the Plan that the IRS reviewed in issuing its most recent determination letter was since amended, the Plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC to maintain its qualified status. Accordingly, income taxes are not provided for in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress.

Valvoline 401(k) Plan
Employer Identification Number 30-0939371
Plan Number 002
Schedule H; Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
(a)	(b)	(c)	(d)	(e)
Identity of Issue		Description of Investment	Cost**	Current Value
Common Stock:
*	Valvoline Inc. Common Stock	Common Stock Fund		$58,240,210

Self-Directed Brokerage Accounts:
*	Fidelity BrokerageLink	Self-Directed Brokerage Accounts		35,841,250

Collective Trust Funds:
*	Aon Inflation Strategy	Collective Investment Fund		1,209,549
*	Aon Index Retirement Income	Collective Investment Fund		1,407,239
*	Aon Index 2015	Collective Investment Fund		1,719,082
*	Aon Index 2020	Collective Investment Fund		16,693,008
*	Aon Index 2025	Collective Investment Fund		32,782,285
*	Aon Index 2030	Collective Investment Fund		35,252,529
*	Aon Index 2035	Collective Investment Fund		30,870,837
*	Aon Index 2040	Collective Investment Fund		24,604,658
*	Aon Index 2045	Collective Investment Fund		17,295,576
*	Aon Index 2050	Collective Investment Fund		16,640,666
*	Aon Index 2055	Collective Investment Fund		9,738,848
*	Aon Index 2060	Collective Investment Fund		7,968,300
*	Aon Growth Strategy	Collective Investment Fund		397,858
*	Aon Income Strategy	Collective Investment Fund		2,056,672
	PIMCO Stable Value Fund	Common Collective Trust		23,415,018
	SSgA Global Equity ex US Index Fund	Common Collective Trust		7,765,555
	SSgA Russell Small Mid Cap Index Fund	Common Collective Trust		31,237,775
	SSgA S&P 500 Index Fund	Common Collective Trust		71,402,606
	SSgA US Bond Index Fund	Common Collective Trust		9,848,342
Total Common Collective and Investment Trusts				342,306,403

Money Market Funds:
*	Fidelity Management Trust Company Institutional Cash Portfolio	Money Market Fund		477,835

				$436,865,698

*	Notes receivable from participants	1-5 Years, interest 3.25% - 9.25%	$—	$4,746,929

* Indicates parties-in-interest to the Plan
** Cost information is not required for participant-directed investments, and therefore, is not presented

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VALVOLINE 401(k) PLAN

Date:	June 25, 2021	/s/ Eivind Kolemainen
Chairperson of the Valvoline Retirement Committee

EXHIBIT INDEX

23.1    Consent of Blue & Co., LLC